UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

MARINE EXPLORATION, INC.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

56824A103
 (CUSIP Number)

May 7, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS:
	West Mountain Prime, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		10,000,000

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,000,000

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.08%

12	TYPE OF REPORTING PERSON*

	CO
1 If Needed

Item 1(a). Name of Issuer:

Item 1(b). Address of Issuer’s Principal Executive Offices:
103 West Mountain Ave.
Fort Collins, Colorado  80524

Item 2(a). Name of Person Filing:
Brian L. Klemsz, Manager

Item 2(b). Address of Principal Business Offices or, if None, Residence:
103 West Mountain Ave.
Fort Collins, Colorado  80524

Item 2(c). Citizenship:
U.S.A.

Item 2(d). Title of Class of Securities:
     Common Stock, Par Value $0.001 Per Share

Item 2(e). CUSIP Number: 56824A103

___________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 10,000,000

common stock

(b)	Percent of class:

9.08%

(c)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 10,000,000

(ii)	Shared power to vote or direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 10,000,000

.
(iv)	Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
     Not applicable.

Item 8. Identification and Classification of Members of the Group.
          Not applicable.

Item 9. Notice of Dissolution of Group.
     Not applicable.

Item 10. Certification.
     Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2008

West Mountain Prime, LLC
By:	/s/ Brian L. Klemsz

Name:	Brian L. Klemsz, Manager